U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                       FORM 10-SB12G/A-2

                  GENERAL FORM FOR REGISTRATION OF
                SECURITIES OF SMALL BUSINESS ISSUERS
      Under Section 12(b) Or 12(g) Of The Securities Act Of 1934


                     Novus Laboratories, Inc.
           (Name of Small Business Issuer in Its Charter)

     Nevada                            92-0201235
- -----------------------------      -----------------------------
(State or Other Jurisdictions      (I.R.S. Employer Identifi-
Incorporation or Organization)      cation Number


           1255 W. Pender Street
          Vancouver, B.C., Canada                V6E 2V1
    ---------------------------------------     ---------
    (Address of Principal Executive Offices)    (Zip Code)

                         (604) 325-1987
       ----------------------------------------------
      (Issuer's Telephone Number, Including Area Code)



Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

                Common Stock,  par value $.001
                -----------------------------
                        (Title of Class)

                             PART I

ITEM 1.       DESCRIPTION OF BUSINESS.

Business Development
---------------------
Asia Pacific Trading, Inc. was incorporated in the State of Delaware, on September 29, 1998. On May 11, 2000 Asia Pacific Trading, Inc. merged with Novus Laboratories, Inc., a Nevada corporation. The arrangements called for the assets of Novus Laboratories, Inc., the Nevada corporation, to be transferred to Asia Pacific Trading, Inc., with Novus Laboratories, Inc. of Nevada to be wound up and liquidated in exchange for 4,000,000 shares of the common stock of Asia Pacific Trading, Inc. In addition, Asia Pacific Trading, Inc. was to change its name to Novus Laboratories, Inc., which it did on 20 June 2000. The wind up and liquidation of the Nevada corporation was never completed and, as a result, Novus Laboratories, Inc. of Nevada became a wholly-owned subsidiary of the Delaware parent company, which has the same name as the Nevada subsidiary company. The 4,000,000 shares of common stock of the Delaware parent company were issued on May 11, 2000 in exchange for 100% of the shares of the common stock of the Nevada subsidiary company and were subsequently cancelled. Registrant is currently in the process of dissolving the Nevada corporation.

The Nevada subsidiary company was incorporated in the State of Nevada on August 31, 1999 and owns 100% of a Canadian subsidiary, Bella
Terra Cosmetics Inc. which was incorporated in the Province of British Columbia, Canada on November 1, 1999. The 50 issued common shares of Bella Terra Cosmetics, Inc. are held in trust for Registrant.

Registrant was originally formed to engage in the import from Southeast Asia of certain cultural artifacts, including antiques, quality artifacts, gifts and decorative items to the North American marketplace to sell at reasonable and affordable prices. After an unsuccessful attempt at that business, Registrant, through its Canadian subsidiary, acquired a cosmetics business that had been formed to develop, market and distribute proprietary skin care products under the "Bella Terra" brand name. The skin care products developed by Registrant encompassed an array of nutritional, cosmetic and personal care/health products that were designed to help a person look, feel and act younger. That business plan also failed and Registrant has ceased all operations.

Registrant feels it is in the best interest of its shareholders to seek and acquire interests in various business opportunities, which in the opinion of management, would be profitable. As a result, Registrant is classified as a "shell" corporation.
Its principal business purpose is to locate and consummate a merger or acquisition with a private entity that has a viable business plan. No representation is made or intended that Registrant will be able to carry out this proposed consummation, merger or acquisition successfully or profitably. Registrant has not yet established itself as a going concern and will require new financing to sustain any new operations.

In 1999, Registrant raised a total of $50,000 in a public offering pursuant to an exemption provided by Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended, in the State of New York.

Registrant is voluntarily filing this registration statement on Form 10-SB12G to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the corporation. In addition, Management believes that this may make Registrant more attractive to an operating business opportunity as a potential combination candidate. As a result of filing this registration statement, Registrant is obligated to file with the Commission certain interim and periodic reports, including an annual report containing audited financial statements. Registrant intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

Any target acquisition or merger candidate of Registrant will become subject to the same reporting requirements as Registrant upon consummation of any such business combination. Thus, in the event that Registrant successfully completes an acquisition or merger with another operating business, the resulting combined business will provide audited financial statements for at least the two most recent fiscal years, or in the event that the combined operating business has been in business less than two years, audited financial statements will be provided from the period of inception of the target acquisition or merger candidate.

Source of Business Opportunities
- --------------------------------
Registrant intends to use various sources in its search for potential business opportunities, including the services of its officers and directors, and referrals from consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Registrant may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence or development. Management cannot predict at this time the status or nature of any venture in which it may decide to participate in. The most likely scenario for a possible business arrangement would involve the acquisition of or merger with an existing operating business which would not require any capital, but which would merely desire to establish a public trading market for its securities. Management believes that Registrant could provide a potential public vehicle for a private entity interested in becoming a publicly-held corporation, without the time and expense typically associated with an initial public offering.

Evaluation Criteria
- -------------------
Once Registrant has identified a particular entity as a potential acquisition or merger candidate, Management will seek to determine whether an acquisition or merger would be warranted or whether further investigation is necessary to ensure the business plan is viable and would benefit the corporation and its shareholders. Such determination would usually be based upon Management's knowledge and experience, or the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analyses of potential business opportunities. However, because of Registrant's lack of working capital, it may not have the necessary funds for a complete and exhaustive investigation of any particular business opportunity. Furthermore, no member of Management is a professional business analyst and Management will be solely dependent on its business judgment in formulating the types of businesses that Registrant may acquire. It is quite possible that Management will not have any business experience or expertise in the type of business engaged in by any potential acquisition or merger candidate.

In evaluating such potential business opportunities, Registrant will consider, to the extent relevant to the specific business opportunity, several factors including potential benefits to Registrant and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity. Because Registrant has not located or identified any specific business opportunity to date, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to Registrant may involve new and untested products, processes or market strategies, which may not ultimately prove successful.

Presently, Registrant cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which Registrant participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of Registrant and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. Registrant may act directly or indirectly through an interest in a partnership, corporation, or other form of organization; however, Registrant does not intend to participate in opportunities through the purchase of minority stock positions.

Because Registrant has not yet identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. Registrant is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. Registrant will be in direct competition with these other public companies in its search for business opportunities and, due to Registrant's lack of funds, it may be difficult to successfully compete with these other companies.

As of the date of this filing, Registrant does not have any employees and has no plans for retaining employees until such time as Registrant's business warrants the expense, or until Registrant successfully acquires or merges with an operating business.

Registrant's principal business office is located at 1255 W.
Pender Street, Vancouver, B.C., Canada V6E 2V1, the offices of its President, which it uses on a rent-free basis.

Registrant will voluntarily send annual reports, which will include audited financial statements to its stockholders.

Registrant will also file annual, quarterly and any other special reports, proxy statements or other information required to be filed with the U.S. Securities and Exchange Commission. The public may read and copy these materials at the SEC's Public Reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the website is http://www.sec.gov.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
OPERATION.

Plan of Operation
- -----------------
During the next twelve months, Registrant will actively seek out and investigate business opportunities with the intent to acquire and merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item 1 above. Because Registrant lacks funds, it may be necessary for the officers and directors to either advance funds to Registrant or to accrue expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis whenever possible.

Management's discretion is unrestricted, and Registrant may participate in any business whatsoever that may, in the opinion of management, meet the business objectives of Registrant. Registrant may even choose to effectuate a business combination with another company outside the United States. Registrant has not limited the scope of its search to any particular country or region. Registrant does not intend to utilize any notices or advertisements in its search for business opportunities.

Registrant's officers and directors will be primarily responsible for searching for an appropriate merger or acquisition candidate. However, to the extent that the existing stockholders are aware of any potential business acquisition candidates, they may also refer these to Registrant. Registrant recognizes that as a result of its limited financial, managerial and other resources, the number of suitable potential businesses that may be available to it will be extremely limited. Registrant's principal business objective will be to seek long-term growth potential in the business in which it participates rather than immediate, short-term earnings. In seeking to attain its business objectives, Registrant will not restrict its search to any particular industry. Rather, Registrant may investigate businesses of essentially any kind or nature, including but not limited to technology, manufacturing, the service industry, research and development, communications, insurance, transportation and others. Management may also seek to become involved with other development-stage companies. or companies that could be categorized as "financially troubled." At the present time, Registrant has not chosen any particular area of business in which it proposes to engage and has not conducted any market studies with respect to business plans, property or any industry in particular.

As of the date hereof, Registrant has not made or entered into any arrangements or definitive agreements to use outside advisors or consultants to raise any capital. In the event Registrant does need to raise capital, most likely the only method available to Registrant would be through the private sale of its securities. Because of the nature of Registrant as a shell company, it is unlikely it could make a public sale of securities or be able to borrow any significant sums, from either a commercial or private lender. There can be no assurance that Registrant will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to Registrant.

Registrant does not intend to hire any employees, with the exception of part-time clerical assistance on an as-needed basis.
Management is confident that it will be able to operate in this manner and continue its search for business opportunities during the next twelve months.

ITEM 3. DESCRIPTION OF PROPERTY.

Registrant does not own or control any material property and maintains its business address at 1255 W. Pender Street, Vancouver, B.C., Canada V6E 2V1, the office of its President, on a rent-free basis.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.

The following table sets forth certain information regarding the Registrant's Common Stock beneficially owned at March 31, 2002, and as at the date of this filing, for (i) each shareholder known by the Company to be the beneficial owner of five (5%) percent or more of the Company's outstanding Common Stock, (ii) each of the Company's executive officers and directors (1), and (iii) all executive officers and directors as a group (1). At March 31, 2002, there were 6,000,000 shares of the Company's Common Stock issued and outstanding.

Title of Class   Name and Address    Amount and Nature   Percent
                  of Beneficial        of Beneficial       of
                     Owner               Ownership        Class
- --------------   ----------------    -----------------   -------
Common Stock      Franc Knapfel             600,000        10%
                  585 West 60th Ave.
                  Vancouver, B.C.
                  Canada V6P 1Z8

Common Stock      Paris Manoj Batra       1,200,000        20%
                  #30A Cedar Tower
                  President Park
                  99 Sukhumvit 24 Road
                  Bangkok 10110 Thailand

Common Stock      Harinderpal S. Girn     1,200,000        20%
                  #30A Cedar Tower
                  President Park
                  99 Sukhumvit 24 Road
                  Bangkok 10110 Thailand
- ------------------------------------
All Beneficial Owners as a Group (1)(2)   3,000,000 	     50%

(1) The sole officer and director of the Company does not own any shares of stock; the persons named above are the previous officers, directors and principal shareholders of the Company, and may be deemed to be "parents" and "promoters" of the Company, within the meaning of such terms under the Securities Act of 1933, by virtue of their direct holdings in the Company. A person is considered a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of such security. A person is also considered to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within
(60) days. The Company's Management is unaware of any other 5% or more beneficial owners of its securities.

 (2) These shares are all "restricted" securities, as that term is defined in Rule 144 of the Securities Act of 1933, as amended.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS.

The following table sets forth the name, position and age of the executive officers and directors of Registrant. Directors are elected at the annual meeting of stockholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are at the discretion of the Board.

Name                   Age        Position(s)
- ----                   ---        -----------
James Markovitch        57	    President, Secretary,
                                  Treasurer and Director

Background of Officers and Directors
- ------------------------------------
James Markovitch has been the sole officer and director of Registrant since May 11, 2000. Since August 1997, he has also been the Founder and owner of Bella Laboratories Inc, a wholly-owned subsidiary of Registrant and a Canadian corporation, which is dormant and does not currently conduct any business operations. From 1992 to August 1997, Mr. Markovitch devoted his time and energy into the research of skin Neutrogena with Dr. Edward Thorp of Kripps Pharmacy in Vancouver, B.C., which formed the basis of Bella Laboratories Inc. Mr. Markovitch devotes his time as needed to the business of Registrant.

Compliance with Section 16(a) of the Exchange Act
- -------------------------------------------------
Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires Registrant's directors and officers and persons who own more than 10 percent of Registrant's equity securities, to file reports of ownership and changes in ownership with the SEC. Directors, officers and greater than ten-percent shareholders are required by SEC regulation to furnish Registrant with copies of all Section 16(a) reports filed.

Based solely on its review of the copies of the reports it received from persons required to file, Registrant believes that all filing requirements applicable to its officers, directors and greater than ten-percent shareholders were complied with.

ITEM 6. EXECUTIVE COMPENSATION.

Summary Compensation Table
- --------------------------
The summary compensation table has been omitted, as Registrant's officers and directors do not presently receive a salary or any equity securities for their services and there are currently no plans to implement any such compensation. They are, however, reimbursed for any out-of-pocket expenses incurred on behalf of Registrant.

Employment Agreements
- ---------------------
Registrant's officers and directors are not currently party to any employment agreements with Registrant. Registrant presently has no pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, Registrant may adopt such plans in the future. There are presently no personal benefits available to directors, officers or employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

None.


ITEM 8.  DESCRIPTION OF SECURITIES.

At March 31, 2002, there were 6,000,000 shares of Registrant's common stock issued and outstanding.

Common Stock
- ------------
The authorized capital stock consists of 25,000,000 shares of Common Stock, par value $.001 per share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of Registrant; (ii) are entitled to share ratably in all of the assets of Registrant available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of Registrant; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable. Reference is made to Registrant's Articles of Incorporation, By-Laws and the applicable statutes of the State of Delaware for a more complete description of the rights and liabilities of holders of Registrant's securities.

Non-cumulative Voting
- ---------------------
The holders of shares of Common Stock of Registrant do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of Registrant's directors.

Cash Dividends
- --------------
As of the date of this registration statement, Registrant has not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and financial position of Registrant, general economic conditions, and other pertinent conditions. It is the present intention of Registrant not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in the Registrant's business.

Reports
- -------
Registrant will furnish annual financial reports to its stockholders, certified by its independent accountant, and will furnish unaudited quarterly financial reports.

Stock Transfer Agent
- --------------------
Registrant's stock transfer agent is Corporate Stock Transfer of Denver, Colorado, an independent, professional stock transfer agency.

                             PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND OTHER STOCKHOLDER MATTERS

According to Registrant's stock transfer agent, at March 31, 2002 > and as of the date of this filing there were 44 shareholders of record of the 6,000,000 shares of Common Stock issued and outstanding; however, approximately 194,000 of those shares are held by brokers and other institutions on behalf of stockholders.

Registrant's Common Stock is currently quoted in the "Pink Sheets" under the trading symbol, "NVSL"; however, no active trading has ever taken place and there is currently no bid/ask price.

Registrant's policy has been to reinvest earnings to fund future growth and, accordingly, Registrant has not paid any dividends and does not anticipate declaring dividends on its Common Stock in the foreseeable future.

On June 20, 2000, Registrant effected a three-for-one split of its issued and outstanding Common Stock, with the par value remaining at $.001 per share. All per share data and shares of Common Stock, where appropriate, have been adjusted to reflect the stock split.

ITEM 2. LEGAL PROCEEDINGS
Registrant is not and has not been a party to any legal proceedings, nor is Registrant aware of any disputes that may result in legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
Parker & Co., independent chartered accountants, have been Registrant's auditors since May, 2000; the previous auditor was Angela Kaiser, CGA, 11625 89th Avenue, Delta, B.C., Canada V4C 7G3. There have been no disagreements between Registrant, Parker & Co or Angela Kaiser.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
On December 1, 1998, a total of 1,000,000 shares of Common Stock were issued to the original officers and directors of Registrant in exchange for organizational services and expenses incurred on behalf of Registrant during its formation. This transaction was valued at approximately $.001 per share, or an aggregate of approximately $1,000. All of such shares are "restricted" securities, as that term is defined in Rule 144 of the Rules and Regulations of the Securities Act of 1933, as amended.
Under Rule 144, such shares can be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing one year after their acquisition.

In April, 1999, Registrant issued a total of 1,000,000 shares of Common Stock, at a price of $.05 per share to a total of 40 investors pursuant to an offering under Rule 504 of Regulation D, promulgated under the Securities Act of 1933, approved by the State of New York Securities Division and raised a total of $50,000, which was used for general business operations.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
Pursuant to the Articles of Incorporation and By-Laws of the corporation, Registrant may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his/her position, if he/she acted in good faith and in a manner he/she reasonably believed to be in the best interest of Registrant. In certain cases may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, Registrant must indemnify him/her against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Delaware.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, Registrant is informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.

Following are the audited Financial Statements of Registrant for the years ended December 31, 2001 and 2000, and the unaudited interim financial statements of Registrant for the quarter ended March 31, 2002, as prepared by Parker & Co., an independent chartered accounting firm.

       NOVUS LABORATORIES, INC. AND ITS SUBSIDIARY
    (FORMERLY ASIA PACIFIC TRADING, INC., SEE NOTE 1)
          CONSOLIDATED  FINANCIAL STATEMENTS
      FOR THE YEARS ENDED 31 DECEMBER 2001 AND 2000
    Audited - See  Independent Auditors' Report
----------------------------------------------------------------





























---------------------------------------------------------------
           Parker Co., Chartered Accountants

       NOVUS LABORATORIES, INC. AND ITS SUBSIDIARY
    (FORMERLY ASIA PACIFIC TRADING, INC., SEE NOTE 1)
          CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE YEARS ENDED 31 DECEMBER 2001 AND 2000
    Audited - See  Independent  Auditors' Report
- ----------------------------------------------------------------




CONTENTS
--------

                                                      Page

 INDEPENDENT  AUDITORS' REPORT                   1


CONSOLIDATED STATEMENT OF FINANCIAL POSITION            2


CONSOLIDATED STATEMENT OF LOSS AND DEFICIT              3


CONSOLIDATED STATEMENT OF CASH FLOWS                    4


CONSOLIDATED STATEMENT OF CHANGES IN
STOCKHOLDERS' EQUITY                                    5


NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS                                              6 TO 8











--------------------------------------------------------------------
          Parker & Co., Chartered Accountants

P A R K E R & C O.
CHARTERED ACCOUNTANTS
200 - 2560 Simpson Road, Richmond BC  V6X 1P9
Telephone: (604) 276-9920 Fax: (604) 276-4577

Page 1 of 8


 I N D E P E N D E N T   A U D I T 0 R S '   R E P 0 R T

To the stockholders of Novus Laboratories, Inc. (Formerly Asia
Pacific Trading, Inc.):

We have audited the consolidated statement of financial position of Novus Laboratories, Inc. and its subsidiary as at 31 December 2001 and 2000; and the consolidated statements of loss and deficit and of cash flows for the years ended 31 December 2001 and 2000; and the statement of changes in stockholders' equity from the date of incorporation, 29 September 1998, to 31 December 2001. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurances whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the company and its subsidiary as at 31 December 2001 and 2000 and the result of its operations and cash flows for the years ended 31
December 2001 and 2000 and changes in stockholder's equity for the period from 29 September 1998 to 31 December 2001 in accordance with generally accepted accounting principles in the United States of America.

These consolidated financial statements have been prepared assuming that the company and its subsidiary will continue as a going concern. As stated in Note 2 to the consolidated financial statements, the company and its subsidiary will require an infusion of capital to sustain themselves. This requirement for additional capital raises substantial doubt about the company and its subsidiary's ability to continue as a going concern.

The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Richmond, British Columbia, Canada
17 March 2002
/s/ PARKER & CO.
CHARTERED ACCOUNTANTS

       NOVUS LABORATORIES, INC. AND ITS SUBSIDIARY
    (FORMERLY ASIA PACIFIC TRADING, INC., SEE NOTE 1)
     CONSOLIDATED STATEMENT OF FINANCIAL POSITION
      FOR THE YEARS ENDED 31 DECEMBER 2001 AND 2000
  Audited-See  Independent  Auditors' Report
- ----------------------------------------------------------------
AS AT 31 DECEMBER                         2001         2000
                                     ---------  -----------
CURRENT ASSETS
- --------------
Cash                                    $     17    $     140
                                        --------    ---------
Total current assets                          17          140
                                        --------    ---------

TOTAL ASSETS                         $     17    $     140
                                        ========    =========

CURRENT LIABILITIES
- -------------------
Accounts payable                        $ 4,550     $   1,100
Due to a shareholder                          -             -
                                        -------     ---------
Total current liabilities                 4,550         1,100
                                        -------     ---------
STOCKHOLDERS' EQUITY
(DEFICIENCY IN ASSETS)
---------------------
Share capital, Note 3                     6,000         6,000
Additional paid-in capital               47,968        47,968
Deficit                          (58,501)      (54,928)
                                       --------     ---------
Total stockholders' equity
(deficiency in assets)                 (4,533)        (960)
                                       --------     ---------
TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY                               $    17     $     140
                                        =======     =========

       NOVUS LABORATORIES, INC. AND ITS SUBSIDIARY
    (FORMERLY ASIA PACIFIC TRADING, INC., SEE NOTE 1)
       CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
      FOR THE YEARS ENDED 31 DECEMBER 2001 AND 2000
 Audited-See  Independent  Auditors' Report
- ----------------------------------------------------------------
FOR THE YEARS ENDED 31 DECEMBER           2001         2000
                                        ---------  -----------

REVENUE
- -------
Sales                                 $       0   $       0
Interest earned                               -           -
                                      ---------   ----------
Total revenue                                 -           -
                                      ---------   ----------
ABANDONED OPERATING EXPENSES,
NOTE 1
Research and development                      -       2,463
Advertising and promotion                     -       3,506
Bank charges                                122         826
Consulting and Professional Fees       3,450  21,446
Miscellaneous                                 -         538
Registration and filing fees                  -         200
Office expense                                -         276
Telephone                                     -         154
Transfer Agent fees                           -       1,092
Travel                                        -       4,834
Write off of an amount due
  from a director                             1       6,203
                                     ----------   ----------
Total abandoned operating expenses     3,573      41,538
                                     ----------   ----------
LOSS                                  (3,573)    (41,538)
INCOME TAX (NOTE 4)                           -           -
                                     ----------    ----------
NET LOSS                              (3,573)    (41,538)
                                     ==========    ========
LOSS PER SHARE (NOTE 5)               (0.00)       (0.01)
                                     ==========    ========
WEIGHTED AVERAGE NUMBER
   OF SHARES                          6,000,000    5,135,244
                                     ==========   ==========

DEFICIT, BEGINNING
As originally stated                 (48,725)    (13,390)
Write off of amount due a director    (6,203)          -
                                     ----------    ----------
Restated                             (54,928)    (13,390)
Net Loss                              (3,573)    (41,538)
                                     ----------    --------
DEFICIT, ENDING                    ($58,501)    ($54,928)
                                     ==========    ==========


      NOVUS LABORATORIES, INC. AND ITS SUBSIDIARY
    (FORMERLY ASIA PACIFIC TRADING, INC., SEE NOTE 1)
          CONSOLIDATED STATEMENT OF CASH FLOWS
      FOR THE YEARS ENDED 31 DECEMBER 2001 AND 2000
        Audited- See Independent Auditors' Report
- ----------------------------------------------------------------

FOR THE YEARS ENDED 31 DECEMBER            2001       2000
                                           ----       ----

CASH PROVIDED (USED) FROM OPERATIONS
From operation:
  Net loss                           ($3,573)    ($41,538)
                                        -------      -------
Changes in working capital other
than cash:
  Accounts payable                        3,450         152
  Due to a shareholder                        0         (30)
                                        -------     -------
Total changes in working capital
other than cash                           3,450         122
                                        -------     -------
Total cash provided (used) from
operations                              (123)   (41,416)
                                        -------     -------
CASH PROVIDED (USED) BY INVESTMENT
ACTIVITY
Purchase of Novus Laboratories, Inc.
 of Nevada                                    -           -
                                        -------     -------
Total cash provided (used) by
investment activity                           -           -
                                        -------     -------
CASH PROVIDED (USED) BY FINANCING
ACTIVITY
Shares issued                                 -           -
Additional paid in capital                    -     ( 1,032)
                                        -------     -------
Total cash provided by financing
activities                                    -      (1,032)
                                        -------     -------
CASH CHANGE                                (123)    (42,448)
CASH BEGINNING                          $   140    $ 42,588
                                        --------   --------
CASH ENDING                             $    17    $    140
                                        ========   ========
COMPRISED OF:
Cash                                    $    17    $    140
                                        =======    ========

       NOVUS LABORATORIES, INC. AND ITS SUBSIDIARY
    (FORMERLY ASIA PACIFIC TRADING, INC., SEE NOTE 1)
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
      FOR THE YEARS ENDED 31 DECEMBER 2001 AND 2000
    Audited- See Independent Auditors' Report
- ----------------------------------------------------------------
                            COMMON    COMMON  ADDITIONAL
                            STOCK      STOCK    PAID-IN
CONSIDERATION               ISSUED    AMOUNT   CAPITAL    DEFICIT TOTAL
- ------------------------- -------   ------  ----------  -------    -----

Private placement for cash
Trading restrictions apply
Issued on 1 December 1998
Issue price was $0.005
per share                  1,000,000  $ 1,000  $  4,000          $5,000

Net loss from 29 September
1998, date of incorporate,
to 31 December 1998                                      $(1,054) (1,054)
                          -------------------------------------------------
Balance 31 December 1998  1,000,000     1,000     4,000   (1,054) 3,946

Private placement for
cash No trading
restrictions Issued on
6 April 1999 Issue
price was $0.05           1,000,000     1,000     49,000         50,000
Net loss for the year
ended 31 December 1999                                  (12,336) (12,336)
                          -------------------------------------------------
Balance 31 December 1999  2,000,000     2,000     53,000(13,390) 41,610

Purchase of Novus
Laboratories, Inc. of
Nevada Trading
restrictions apply Issued
on 11 May 2000           4,000,000      4,000     (5,032)         1,032

(Stock split 3 for 1)

Cancelled on 20 June
2000                    (6,000,000)    (6,000)     6,000              -

Reissued on 20 June
2000                    18,000,000     18,000    (18,000)             -

Stock surrendered to
treasury Cancelled on
15 July 2000           (12,000,000)   (12,000)    12,000              -

Net loss for the year
ended 31 December 2000                                (41,538)   (41,538)
                       -----------------------------------------------------
Balance as at 31
December 2000            6,000,000      6,000     47,968 (48,725)  5,243
Write off of an
 amount payable
 from a director                                         ( 6,203)    (6,203)
                      ------------------------------------------------------
Restated              6,000,000      6,000     47,968 (54,928)      (960)
                      ------------------------------------------------------
Net loss for the year
ended 31 December 2001                                ( 3,573)    (3,573)
                       -----------------------------------------------------
Balance as at 31
December 2001            6,000,000      6,000    47,968 (58,501)   (4,533)
                       =====================================================

                                19


        NOVUS LABORATORIES, INC. AND ITS SUBSIDIARY
    (FORMERLY ASIA PACIFIC TRADING, INC., SEE NOTE 1)
      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE YEARS ENDED 31 DECEMBER 2001 AND 2000
    Audited- See  Independent  Auditors' Report
- ----------------------------------------------------------------

Note 1 THE CORPORATION AND ITS SUBSIDIARY AND THEIR BUSINESS

Asia Pacific Trading, Inc. was incorporated in the State of Delaware, United States of America on 29 September 1998. On 11 May 2000 Asia Pacific Trading, Inc. merged with Novus Laboratories, Inc., a Nevada incorporated company. The arrangements called for the assets of Novus Laboratories, Inc. to be transferred to Asia Pacific Trading, Inc. and then Novus Laboratories, Inc. of Nevada was to be wound up and liquidated in exchange for 4,000,000 shares of the common stock of Asia Pacific Trading, Inc. This wind up and liquidation was not completed. In addition, Asia Pacific Trading, Inc. was to change its name to Novus Laboratories, Inc., which it did on 20 June 2000. As a result, Novus Laboratories, Inc. of Nevada became a subsidiary of the Delaware parent company which has the same name as the Nevada subsidiary company. The 4,000,000 shares of common stock of the Delaware parent company were issued on 11 May 2000 in exchange for 100% of the shares of the common stock of the Nevada subsidiary company.

The Nevada subsidiary company was incorporated in the State of Nevada on 31 August 1999 and has a wholly owned Canadian subsidary, Bella Terra Cosmetics Inc. which was incorporated in the Province of British Columbia, Canada on 1 November 1999. The 50 issued common shares of Bella Terra Cosmetics, Inc. are held in trust by the president of the company for its parent company.

The company and its subsidiary have offices in Vancouver, British Columbia, Canada. The company and its subsidiary were organized to produce and sell pharmaceutical and cosmetic skin care products. On the 31 December 2000 the company and its subsidiary abandoned all of its intellectual property right to the pharmaceutical and cosmetic products because it was unable to obtain new financing to complete its business plan. The companies have not yet established themselves as going concerns and will require new financing to sustain any new operations. The fiscal year end of the company and its subsidiary is 31 December.

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in United States of America dollars, which have been rounded to the nearest whole dollar except for the net loss per share which has been rounded to the nearest cent, using United States of America Generally Accepted Accounting Principles. These accounting principles are applicable to a going concern, which contemplates the realization and liquidation of liabilities in the normal course of business. Current business activity have been abandoned and insufficient revenue has been generated to sustain the company and its subsidiary as a going concern without the infusion of additional capital.

The merger of the susidiary was accounted for as a purchase. The assets less the liabilities were valued at fair market value which equaled the price consideration. Only revenue, expenses and cash flow since the acquisition have been included in the consolidated financial statements.

- ------------------------------------------------------------------------
             Parker & Co., Chartered Accountants

The Canadian dollar financial statements of the subsidiary's subsidiary were translated into United States of America dollars during consolidation using the exchange rate at the end of the year for all monetary assets and liabilities. Non monetary assets and liabilities are translated using the historical exchange rate at the time the asset or liability was acquired. Revenue and expenses are translated at the exchange rate at the time the transaction was recorded. The deficit was translated at its historical rate.

Revenue is recorded as a sale at the time the goods are shipped from the company's warehouse. Costs are recorded at the time an obligation to pay occurs and are expensed at the time the benefit to the company is matched to revenue or, if there is no matching revenue, to the period in which the benefit is realized.


Note 3 SHARE CAPITAL

The authorized capital stock is 25,000,000 shares of common stock with a par value of $0.001. In conjunction with a 3 for 1 stock split on 20 June 2000 the authorized capital stock of 25,000,000 shares of common stock with a par value of $0.001 was cancelled and reauthorized as 25,000,000 shares of common stock with a par value of $0.001.

6,000,000 shares of common stock have been issued as follows:

                           COMMON    COMMON  ADDITIONAL
                            STOCK      STOCK    PAID-IN
CONSIDERATION     DATE     ISSUED    AMOUNT   CAPITAL    TOTAL
- -------------     -----   -------    ------  ---------  -------

Private placement
for cash
trading
restrictions
apply           12-1-98  1,000,000   $ 1,000  $  4,000  $  5,000

Private placement
for cash No
trading
restrictions
Issued price
was $0.05       9-2-99   1,000,000     1,000     49,000   50,000

Novus
Laboratories,
Inc. purchased
trading
restrictions
apply          5-11-00   4,000,000      4,000     (5,032)  (1,032)

Stock split
3 for 1

Cancelled      6-20-00  (6,000,000)    (6,000)     6,000
Reissued       6-20-00  18,000,000     18,000    (18,000)

Stock
surrendered
to treasury
Cancelled      7-15-00 (12,000,000)   (12,000)    12,000
                       -----------     ------    -------   --------
Balance as at 12-31-01   6,000,000     $6,000    $47,968   $53,968
                       ===========     ======    =======   ========

The company has issued 6,000,000 common shares. 3,000,000 of these shares are "control securities" which cannot be sold except pursuant to certain limitations and restrictions.

Note 4 INCOME TAXES

Income taxes on losses have not been reflected in these consolidated financial statement as it is not virtually certain that these losses will be recovered before the expiry period of the loss carry forwards.

Note 5 LOSS PER SHARE

Basic loss per share is computed by dividing the loss available to common stockholders by the weighted average number of common shares during the period. Diluted loss per share is computed by dividing the loss after dilutive common stock equivalents amounts have been converted to common stock. No stock options were available or granted during the period presented. Accordingly, basic and diluted loss per share are the same for all periods presented.

Note 6 RELATED PARTY TRANSACTIONS

The company and its subsidiary neither owns nor leases any real property. Office services are provided by the president of the company. Such costs are immaterial to the financial statements and accordingly have not been reflected therein. The officers and directors of the company are involved in other business activities, and may, in the future become active in additional other business activities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the company and their own business interests. The company has not formulated a policy for the resolution of such conflicts.















- -------------------------------------------------------------------------
               Parker & Co., Chartered Accountants

     NOVUS LABORATORIES, INC. AND ITS SUBSIDIARY
    (FORMERLY ASIA PACIFIC TRADING, INC., SEE NOTE 1)
     INTERIM CONSOLIDATED  FINANCIAL STATEMENTS
  FOR THE THREE MONTHS ENDED 31 MARCH 2002 AND 2001 Unaudited -
   See the Independent Review Engagement Report
- ----------------------------------------------------------------





























- --------------------------------------------------------------
           Parker Co., Chartered Accountants

       NOVUS LABORATORIES, INC. AND ITS SUBSIDIARY
    (FORMERLY ASIA PACIFIC TRADING, INC., SEE NOTE 1)
          CONSOLIDATED FINANCIAL STATEMENTS
    FOR THE THREE MONTHS ENDED MARCH 31 2002 AND 2001
    See the Independent Review Engagement Report
- ----------------------------------------------------------------




CONTENTS
- --------

                                                      Page

INDEPENDENT AUDITORS' REPORT                     1


CONSOLIDATED STATEMENT OF FINANCIAL POSITION            2


CONSOLIDATED STATEMENT OF LOSS AND DEFICIT              3


CONSOLIDATED STATEMENT OF CASH FLOWS                    4


CONSOLIDATED STATEMENT OF CHANGES IN
STOCKHOLDERS' EQUITY                                    5


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS         6 TO 8











- --------------------------------------------------------------------
          Parker & Co., Chartered Accountants

P A R K E R & C O.
CHARTERED ACCOUNTANTS
200 - 2560 Simpson Road, Richmond BC  V6X 1P9
Telephone: (604) 276-9920 Fax: (604) 276-4577

 INDEPENDENT  REVIEW ENGAGEMENT REPORT

To the stockholders of Novus Laboratories, Inc. (Formerly Asia
Pacific Trading, Inc.):

We have reviewed the interim consolidated statement of financial position of Novus Laboratories, Inc. as at 31 March 2002 and
2001 and the consolidated statements of loss and deficit and cash flows for the three months then ended and the interim consolidated statement of changes in stockholders' equity from the date of incorporation, 29 September 1998, to 31 March 2002. Our review was made in accordance with generally accepted standards for review engagements and, accordingly, consists primarily of inquiry, analytical procedures and discussions related to the preliminary financial statements prepared by management and other information supplied to us by the company and its subsidiary.

A review does not constitute an audit and, consequently, we do not express an audit opinion on these interim consolidated financial statements.

Based on our review, nothing has come to our attention that causes us to believe that these interim consolidated financial statements are not, in all material respects, in accordance with generally accepted accounting principles in the United States of America.

These interim consolidated financial statements have been prepared assuming the company and its subsidiary will continue as a going concern. As stated in Note 2 to the interim consolidated financial statements, the company and its subsidiary will require an infusion of capital to sustain themselves. This requirement for additional capital raises substantial doubt about the company's ability to continue as a going concern. The interim financial statements do not include any adjustments that might result from the outcome of this uncerainty.

Richmond, British Columbia, Canada
8 June 2002
/s/ PARKER & CO.
CHARTERED ACCOUNTANTS

       NOVUS LABORATORIES, INC. AND ITS SUBSIDIARY
    (FORMERLY ASIA PACIFIC TRADING, INC., SEE NOTE 1)
  INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
    See the Independent Review Engagement Report
- ----------------------------------------------------------------
AS AT 31 MARCH	                         2002         2001
                                        ---------  -----------
CURRENT ASSETS
- --------------
Cash                                    $      0    $       0
                                        --------    ---------
Total current assets                           0            0
                                        --------    ---------
TOTAL ASSETS                         $      0    $       0
                                        ========    =========

CURRENT LIABILITIES
- -------------------
Accounts payable                        $ 5,000     $   1,963
Due to a shareholder                          -             -
                                        -------     ---------
Total current liabilities                 5,000         1,963
                                        -------     ---------
STOCKHOLDERS' EQUITY
(DEFICIENCY IN ASSETS)
- --------------------
Share capital, Note 3                     6,000         6,000
Additional paid-in capital               47,968        47,968
Deficit                              (58,968)      (55,931)
                                       --------     ---------
Total stockholders' equity
(deficiency in assets)                   (5,000)        (1,963)
                                       --------     ----------
TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY                               $     0     $        0
                                        =======     =========

       NOVUS LABORATORIES, INC. AND ITS SUBSIDIARY
    (FORMERLY ASIA PACIFIC TRADING, INC., SEE NOTE 1)
   INTERIM CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
   FOR THE THREE MONTHS ENDED 31 MARCH 2002 AND 2001
 See the Independent Review Engagement Report
----------------------------------------------------------------
FOR THE THREE MONTHS ENDED 31 MARCH       2002         2001
                                        ---------  -----------

REVENUE
-------
Sales                                 $       0   $       0
Interest earned                               -           -
                                      ---------   ----------
Total revenue                                 -           -
                                      ---------   ----------
ABANDONED OPERATING EXPENSES,
NOTE 1
Bank charges                                 17          31
Miscellaneous                                 -         109
Professional Fees                           450         863
                                     ----------   ----------
Total abandoned operating expenses          467       1,003
                                     ----------   ----------
LOSS                                       (467)     (1,003)
INCOME TAXES, NOTE 4                          -           -
                                     ----------    ----------
NET LOSS                                   (467)     (1,003)
                                     ==========    ==========
LOSS PER SHARES, NOTE 5              ($0.00)      ($0.00)
                                     ==========    ==========
WEIGHTED AVERAGE NUMBER
   OF SHARES                          6,000,000    6,000,000
                                     ==========    ==========
DEFICIT, BEGINNING
As previously stated                (58,501) (48,725)
Write off of an amount
 receivable from a director                  -       (6,203)
                                     ----------    ----------
Restated                            (58,501)     (48,725)

Net Loss                               (467)      (1,003)
                                     ----------    ---------
DEFICIT, ENDING                    ($58,968)    ($55,931)
                                     ==========    ==========


      NOVUS LABORATORIES, INC. AND ITS SUBSIDIARY
    (FORMERLY ASIA PACIFIC TRADING, INC., SEE NOTE 1)
    INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
 FOR THE THREE MONTHS ENDED 31 MARCH 2002 AND 2001
   See the Independent Review Engagement Report
- ----------------------------------------------------------------

FOR THE THREE MONTHS ENDED 31 MARCH        2002       2001
                                           ----       ----

CASH PROVIDED (USED) FROM OPERATIONS
From operation:
   Net loss                                ($467)    ($1,003)
                                         -------      -------
Changes in working capital other
than cash:
  Accounts payable                           450         863
                                         -------     -------
Total changes in working capital
other than cash                              450         863
                                         -------     -------
Total cash provided (used) from
operations                                   (17)       (140)
                                        -------     -------
CASH PROVIDED (USED) BY INVESTMENT
ACTIVITY
Purchase of Novus Laboratories, Inc.
 of Nevada                                    -           -
                                        -------     -------
Total cash provided (used) by
investment activity                           -           -
                                        -------     -------
CASH PROVIDED (USED) BY FINANCING
ACTIVITY
Shares issued                                 -           -
Additional paid in capital                    -           -
                                        -------     -------
Total cash provided by financing
activities                                    -           -
                                        -------     -------
CASH CHANGE                                 (17)      (140)
CASH BEGINNING                          $    17    $   140
                                        --------   --------
CASH ENDING                             $     0    $      0
                                        ========   ========
COMPRISED OF:
Cash                                    $     0    $      0
                                        =======    ========

       NOVUS LABORATORIES, INC. AND ITS SUBSIDIARY
    (FORMERLY ASIA PACIFIC TRADING, INC., SEE NOTE 1)
INTERIM CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
   FOR THE THREE MONTHS ENDED 31 MARCH 2002 AND 2001
   See the Independent Review Engagement Report
- ----------------------------------------------------------------
                            COMMON    COMMON  ADDITIONAL
                            STOCK      STOCK    PAID-IN
CONSIDERATION               ISSUED    AMOUNT   CAPITAL    DEFICIT TOTAL
- --------------------------------    ------  ----------  -------  ---------
Private placement for cash
Trading restrictions apply
Issued on 1 December 1998
Issue price was $0.005
per share                  1,000,000  $ 1,000  $  4,000            5,000
Net loss from 29 September
1998, date of incorporate,
to 31 December 1998                                      $(1,054) (1,054)
                          --------------------------------------------------
Balance 31 December 1998  1,000,000     1,000     4,000   (1,054)  3,946
Private placement for
cash No trading
restrictions Issued on
6 April 1999 Issue
price was $0.05           1,000,000     1,000     49,000          50,000
Net loss for the year
ended 31 December 1999                                   (12,336) (12,336)
                          --------------------------------------------------
Balance 31 December 1999  2,000,000     2,000     53,000 (13,390) (41,610)
Purchase of Novus
Laboratories, Inc. of
Nevada Trading
restrictions apply Issued
on 11 May 2000           4,000,000      4,000     (5,032)         (1,032)
(Stock split 3 for 1)
Cancelled on 20 June
2000                    (6,000,000)    (6,000)     6,000               -
Reissued on 20 June
2000                    18,000,000     18,000    (18,000)              -
Stock surrendered to
treasury Cancelled on
15 July 2000           (12,000,000)   (12,000)    12,000               -
Net loss for the year
ended 31 December 2000                                (41,538)   (41,538)
                       ------------------------------------------------------
Balance as at 31
December 2000            6,000,000      6,000  47,968 (54,928)      (960)
Net loss for the
three months ended
31 March 2001                                             (1,003)    (1,003)
                      ------------------------------------------------------
Balance as at 31
March  2001       6,000,000      6,000  47,968 (55,931)    (1,963)

Net loss for the
 nine months ended
31 December 2001                                          (2,570)    (2,570)
                       -----------------------------------------------------
Balance as at
31 December 2001  6,000,000      6,000  47,968 (58,501)    (4,533)

Net loss for the
three months ended
31 March 2002                                              (467)       (467)
                       -----------------------------------------------------
Balance as at 31
March 2002               6,000,000     $6,000 $47,968   $(58,968)   $(5,000)
                       =====================================================

                                   29



        NOVUS LABORATORIES, INC. AND ITS SUBSIDIARY
    (FORMERLY ASIA PACIFIC TRADING, INC., SEE NOTE 1)
 NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
    FOR THE THREE MONTHS ENDED 31 MARCH 2002 AND 2001
    See the Independent Review Engagement Report
- ----------------------------------------------------------------

Note 1 THE CORPORATION AND ITS SUBSIDIARY AND THEIR BUSINESS

Asia Pacific Trading, Inc. was incorporated in the State of Delaware, United States of America on 29 September 1998. On 11 May 2000 Asia Pacific Trading, Inc. merged with Novus Laboratories, Inc., a Nevada incorporated company. The arrangements called for the assets of Novus Laboratories, Inc. to be transferred to Asia Pacific Trading, Inc. and then Novus Laboratories, Inc. of Nevada was to be wound up and liquidated in exchange for 4,000,000 shares of the common stock of Asia Pacific Trading, Inc. This wind up and liquidation was not completed. In addition, Asia Pacific Trading, Inc. was to change its name to Novus Laboratories, Inc., which it did on 20 June 2000. As a result, Novus Laboratories, Inc. of Nevada became a susidiary of the Delaware parent company which has the same name as the Nevada subsidiary company. The 4,000,000 shares of common stock of the Delaware parent company were issued on 11 May 2000 in exchange for 100% of the shares of the common stock of the Nevada subsidiary company.

The Nevada subsidiary company was incorporated in the State of Nevada on 31 August 1999 and has a wholly owned Canadian subsidary, Bella Terra Cosmetics Inc. which was incorporated in the Province of British Columbia, Canada on 1 November 1999. The 50 issued common shares of Bella Terra Cosmetics, Inc. are held in trust by the president of the company for its parent company.

The company and its subsidiary have offices in Vancouver, British Columbia, Canada. The company and its subsidiary were organized to produce and sell pharmaceutical and cosmetic skin care products. On the 31 December 2000 the company and its subsidiary abandoned all of its intellectual property right to the pharmaceutical and cosmetic products because it was unable to obtain new financing to complete its business plan. The companies have not yet established themselves as going concerns and will require new financing to sustain any new operations. The fiscal year end of the company and its subsidiary is 31 December.

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in United States of America dollars, which have been rounded to the nearest whole dollar except for the net loss per share which has been rounded to the nearest cent, using United States of America Generally Accepted Accounting Principles. These accounting principles are applicable to a going concern, which contemplates the realization and liquidation of liabilities in the normal course of business. Current business activity have been abandoned and insufficient revenue has been generated to sustain the company and its subsidiary as a going concern without the infusion of additional capital.

The merger of the susidiary was accounted for as a purchase. The assets less the liabilities were valued at fair market value which equaled the price consideration. Only revenue, expenses and cash flow since the acquisition have been included in the consolidated financial statements.

- ------------------------------------------------------------------------
             Parker & Co., Chartered Accountants

The Canadian dollar financial statements of the subsidiary's subsidiary were translated into United States of America dollars during consolidation using the exchange rate at the end of the year for all monetary assets and liabilities. Non monetary assets and liabilities are translated using the historical exchange rate at the time the asset or liability was acquired. Revenue and expenses are translated at the exchange rate at the time the transaction was recorded. The deficit was translated at its historical rate.

Revenue is recorded as a sale at the time the goods are shipped from the company's warehouse. Costs are recorded at the time an obligation to pay occurs and are expensed at the time the benefit to the company is matched to revenue or, if there is no matching revenue, to the period in which the benefit is realized.

Note 3  SHARE CAPITAL

The authorized capital stock is 25,000,000 shares of common stock with a par value of $0.001. In conjunction with a 3 for 1 stock split on 20 June 2000 the authorized capital stock of 25,000,000 shares of common stock with a par value of $0.001 was cancelled and reauthorized as 25,000,000 shares of common stock with a par value of $0.001.

6,000,000 shares of common stock have been issued as follows:

                           COMMON    COMMON  ADDITIONAL
                            STOCK      STOCK    PAID-IN
CONSIDERATION     DATE     ISSUED    AMOUNT   CAPITAL    TOTAL
- -------------     -----   -------    ------  ---------  -------

Private placement
for cash
trading
restrictions
apply           12-1-98  1,000,000   $ 1,000  $  4,000  $  5,000

Private placement
for cash No
trading
restrictions
Issued price
was $0.05       9-2-99   1,000,000     1,000     49,000   50,000

Novus
Laboratories,
Inc. purchased
trading
restrictions
apply          5-11-00   4,000,000      4,000     (5,032)  (1,032)

Stock split
3 for 1

Cancelled      6-20-00  (6,000,000)    (6,000)     6,000
Reissued       6-20-00  18,000,000     18,000    (18,000)

Stock
surrendered
to treasury
Cancelled      7-15-00 (12,000,000)   (12,000)    12,000
                       -----------     ------    -------   --------
Balance as at  3-31-02   6,000,000     $6,000    $47,968   $53,968

                       ===========     ======    =======   ========

The company has issued 6,000,000 common shares. 3,000,000 of these shares are "control securities" which cannot be sold except pursuant to certain limitations and restrictions.

Note 4 INCOME TAXES

Income taxes on losses have not been reflected in these consolidated financial statement as it is not virtually certain that these losses will be recovered before the expiry period of the loss carry forwards.

Note 5 LOSS PER SHARE

Basic loss per share is computed by dividing the loss available to common stockholders by the weighted average number of common shares during the period. Diluted loss per share is computed by dividing the loss after dilutive common stock equivalents amounts have been converted to common stock. No stock options were available or granted during the period presented. Accordingly, basic and diluted loss per share are the same for all periods presented.

Note 6 RELATED PARTY TRANSACTIONS

The company and its subsidiary neither owns nor leases any real property. Office services are provided by the president of the company. Such costs are immaterial to the financial statements and accordingly have not been reflected therein. The officers and directors of the company are involved in other business activities, and may, in the future become active in additional other business activities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the company and their own business interests. The company has not formulated a policy for the resolution of such conflicts.
















- -------------------------------------------------------------------------
               Parker & Co., Chartered Accountants

                             PART III

ITEM 1.  INDEX TO EXHIBITS

Exhibit No. 	Description			Page No.
- -----------     -----------			--------
   3(i)	    Articles of Incorporation     **
		    and Amendments

   3(ii) 	    Bylaws                        **

 23.1	    Consent of Accountant               34


Please note: Exhibits 3(i) and 3(ii), required to be filed herein, are incorporated by reference and can be found in their entirety in Registrant's original Form 10-SB Registration Statement, filed on April 26, 2002, under SEC File No. 0-49756.




                        SIGNATURES
                        ----------

In accordance with Section 12 of the Securites Exchange Act, the
Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 26, 2002           Novus Laboratories, Inc.
                               By:/s/ James Markovitch
                               President, Secretary, Treasurer
                               and Director